

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

John Lee
Chief Executive Officer
Silver Elephant Mining Corp.
Suite 1610- 409 Granville Street
Vancouver, British Columbia
Canada V6C1T2

   Re: Silver Elephant Mining Corp.
    Form 20-F for the Fiscal Year ended December 31, 2021
    Filed May 9, 2022
    File No. 000-55985

Dear John Lee:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: James Guttman